

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 30, 2010

Mr. Michael W. Clarke
President and Chief Executive Officer
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

Re: **Access National Corporation
Form 10-K for the fiscal year ended December 31, 2009
Schedule 14A, filed April 15, 2009
<u>File No. 000-49929</u>**

Dear Mr. Clarke:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year ended December 31, 2009</u>

<u>Business, page 2</u>

1. Please provide to us and undertake to include in your future filings, to clarify, in the first paragraph and elsewhere, the principal products produced and services rendered by you, as required by Item 101(c)(1)(i). Please revise as follows:

- disclose that your current business is primarily the mortgage business;
- disclose that the largest source of your revenue in 2009 (over $49 million) is originating and reselling residential mortgages; whereas only $34 million in revenue is derived from various loans (including residential mortgages that you hold);
- disclose that over 84 percent of your loans held for investment are real estate related with over 45 percent of your loans held for investment being commercial real estate mortgages;
- disclose that commercial credit is limited to less than 15 percent of your loan portfolio held for investment and an even smaller percentage of all loans;
- revise your characterization of your customers since most of your customers are not businesses but are homeowners; and
- reconcile your claim in the first paragraph that the Bank "specializes in providing customized financial services" with your statement in the seventh paragraph that the Bank's subsidiary "specializes in origination of conforming and government insured residential mortgages."

2. Please delete your claim, in the fifth paragraph, that you have experienced "consistent growth." We note that in 2009 while your net income grew, your deposits dropped and assets shrank.

3. Please provide to us and undertake to include in your future filings, a revised seventh paragraph regarding the Bank's subsidiary Assess National Capital trust II as follows:
   - disclose the geographical distribution of mortgages that you have made in the past three years;
   - disclose the types of properties for which the mortgages relate; and
   - quantify the extent to which you broker non conforming residential mortgages.

4. Please provide to us and undertake to include in your future filings revision of this section to describe the business done and intended to be done by you, as required by Item 101 (c)(1) of Regulation S-K, including, but not limited to, the following:

   - address any changes in your business as a result of the recession and your financial condition including drops in loans and deposits, increases in defaults and foreclosures;
   - discuss your reliance on guarantees from the federal government;
   - briefly describe any changes in policies and/or programs to prevent or

minimize foreclosures, modify mortgages, any changes in the underwriting standards you use to extend credit and any changes in the number or amounts of loans you originate.

5. Please disclose the aggregate amount of debt that you issued with government guarantees under the Temporary Liquidity Guarantee Program and the maturity dates. Discuss how you will be affected by the government curtailing or ending each program.

Lending Activities, page 3

6. Please provide to us and undertake to include in your future filings, more detailed disclosure regarding the following:
    - revise the first paragraph to disclose the range in the period you hold loans pending their sale to third parties;
    - revise the first paragraph to disclose the characteristics of the third parties to whom you sell your mortgages;
    - revise the first paragraph to disclose the circumstances under which you sell mortgages from your subsidiary to the Bank (e.g. are these loans you are unable to sell to third parties?);
    - revise the second paragraph to discuss the increase in mortgages originated and sold in 2009 despite the economic conditions and whether you changed your underwriting standards for mortgages;
    - revise the third paragraph to disclose the amount and percentage and types of loans that are not fully secured; and
    - revise the third paragraph to disclose the types of collateral that you consider "permissible."
    Please revise the section entitled Loan Portfolio, to discuss the types of loans in order of the percentage of your loan portfolio attributable to each types of loan.

7. Please provide to us and undertake to include in your future filings, disclosure regarding the extent to which your loan portfolio or the loans you sold in the past two years consist of subprime or alt A loans.

Market Area, Page 5

8. Please provide to us and undertake to include in your future filings, a detailed discussion of recent and current economic conditions in your market area affecting your business including but not limited to the following:
    - trends over the past three years in home price index, residential real estate sales and single family and multifamily building permits in your market area;

- trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
- trends over the past three years in the unemployment rate in your market area; and
- trends over the past three years in median household income in your market area.

Risk Factors, page 11

9. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks and remove or particularize those that do not comply with this directive including, but not limited to, those relating to the following:
    - extensive regulation (page 13);
    - recent results not being indicative of future results (page 13);
    - dependence on the accuracy of information about clients (page 14);
    - negative public opinion (page 14);
    - dependence on key personnel (page 15);
    - new technology (page 15);
    - regulatory restrictions on dividends (page 15); and
    - stabilization of the U.S. financial system (page 15).

10. Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:
    - Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;
    - sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to "ensure it reflects the risk that you discuss in the text." rather than "merely state a fact about your business . . . succinctly state in your subheadings the risks that result from the facts or uncertainties;" and
    - sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is "too vague and generic to adequately describe the risk that follows."
    For instance, revise the following sub captions:
    - "our profitability depends significantly on local economic conditions" (the third risk factor which is on page 11);

- "We may face risks with respect to future acquisitions" (the fourth risk factor which is on page 12);
- "Liquidity needs could adversely affect our results of operations and financial condition" (the seventh risk factor which is on page 13);
- "Our hedging strategies may not be successful….' (the tenth risk factor which is on page 13);
- "The Mortgage Corporation may be subject to claims…."(the twelfth risk factor which is on page 14);
- "our small to medium sized target market may have fewer financial resources…" (the thirteenth risk factor which is on page 14); and
- "The soundness of other financial institutions could adversely affect us" (the twenty first risk factor which is on page 15).

11. Please provide to us and undertake to include in your future filings, a risk factor relating to the fact that eighty four percent of your loans held for investment are related to real estate in the Washington D.C. area and over forty five percent of your loan portfolio is in commercial real estate loans in the Washington, D.C. Area. Include discussion of the geographic concentrations of these loans and the economic conditions in the Washington D.C. area affecting real estate.

12. Please provide to us and undertake to include in your future filings, a revised risk factor ("Our profitability..., page 11") to include discussion of the extent to which you loan portfolio consist of fixed or adjustable loans and how they would be affected by increases in interest rates.

13. Please provide to us and undertake to include in your future filings, a revised risk factor ("Our hedging…, page 13") to disclose more detail regarding the types and amounts of derivative financial instruments you have during the past two fiscal years. Quantify the risks to you.

14. Please provide to us and undertake to include in your future filings, a revised risk factor ("The Mortgage Corp.., page 14) to discuss the types of representations and warranties that you make and the extent to which you have paid any claims or are currently subject to any claims.

15. Please provide to us and undertake to include in your future filings, a revised risk factor ("Certain provisions…,page 15) to discuss the fact that your President and CEO owns more than 6 percent of your stock, other officers and directors own over 21 percent and two stockholders each own more than 6 percent of your

stock. Discuss the extent to which this group could control the results of elections of directors or other shareholder votes.

16. Please provide to us and undertake to include in your future filings, a revised risk factor ("Current marker. . . , page 16) to discuss specific risks to you from falling home prices, increasing foreclosures and write downs of asset values. Discuss the increases in charge offs from 2007 and the provision for loan losses in 2006.

Stock performance, page 17

17. Please provide to us and undertake to include in your future filings more information regarding the per group including the amount of assets and a revised table on page 18 that includes on the y axis each of the respective dates instead of numbers that appear to have no relevance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

18. Please provide to us and undertake to include in your future filings, an introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

- provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term including, but not limited to the following:
  - how you have been effected by the financial and credit crisis;
  - the economic recession in your market areas;
  - the extent of your loan portfolio attributable to residential real estate related loans (including home equity loans) and separately commercial real estate loans;
  - trends in residential and commercial real estate prices, residential and commercial real estate sales and new construction residential and commercial in your market areas; and
  - trends in unemployment in your market areas; and

- identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.

19. Please provide to us and undertake to include in your future filings, analysis of
    - trends in your yield curve (the difference between long term and short term interest rates);
    - analysis of the reasons why your net income has not increased as the yield has grown steeper;
    - trends in your net interest margin including trends in your borrowing costs and trends in the rates you charge on loans;
    - analysis of how your net interest margin and your net income has been limited by the historically low federal funds rate;
    - analysis of how your net interest margin and your net income will be limited by the policy of the Federal Reserve to keep interest rates low in the near term future; and
    - analysis of how you anticipate you will be affected when the Federal Reserve increases interest rates.

Schedule 14A

Election of Directors, page 4

20. Please undertake to include in your future filings, a statement indicate which of the categories of persons or entities recommended each nominee as required by Item (407)(c)(2)(vii).

Corporate Governance and the Board of Directors, page 11

21. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(h) of Regulation S-K to describe the board leadership structure and its role in risk oversight.

Nominating and Governance Committee, page 11

22. Please provide to us and undertake to include in your future filings, revision of

this section as required by Item 407(c) of Regulation S-K to describe whether and how the nominating committee considers diversity in identifying nominees for director.

Compensation Disclosure and Analysis, page 14

23. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

* * * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney